Exhibit 99.1

New Gold Well Positioned with Enhanced Financial Flexibility and Simplified Balance Sheet

(All figures are in US dollars unless otherwise indicated)

December 3, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today provides an update on its 2012 financing activities that have resulted in the company having the highest cash balance in its history. Through the redemption of the company’s senior secured notes and convertible debentures as well as the recent warrant exercise, New Gold has simplified its capital structure. None of the company’s corporate debt is due until 2020. The company is in a strong financial position, with forecasted free cash flow generation from its portfolio of four producing assets expected to further enhance New Gold’s financial flexibility in 2013.

Overview – 2012 Financing Activities

•	April 5, 2012 – Private offering of $300 million 7.00% senior notes due in 2020

•	May 7, 2012 – Early redemption of C$187 million face value 10.00% senior secured notes due in 2017

•	November 14, 2012 – Private offering of $500 million 6.25% senior notes due in 2022

•	November 20, 2012 – Early redemption of C$55 million subordinated convertible debentures due in 2014 satisfied by the issuance of 5.7 million common shares

•	November 28, 2012 – Exercise of 73.7 million C$9.00 warrants into 7.4 million common shares for proceeds of C$66 million

“Our financing initiatives have culminated in New Gold having the highest cash balance in its history,” stated Randall Oliphant, Executive Chairman. “The company was able to successfully access the high yield market to secure long-dated debt in a historically low interest rate environment. We are proud to have increased our cash position by over $650 million with less than three percent dilution to our shareholders.”

The face value of the company’s debt outstanding is $856 million. Importantly, $800 million of New Gold’s debt is now due in 2020 or beyond, well after the company’s portfolio of projects are targeted to be in production and generating cash flow. The $56 million El Morro funding loan will be repaid out of a portion of New Gold’s 30% share of cash flow upon the commencement of production at El Morro. As a result of the early redemption of the convertible debentures and warrant exercise, New Gold issued 13,048,865 shares, resulting in the company having 475,971,424 shares outstanding.

New Gold continues to anticipate a strong finish to 2012 and looks forward to 2013 that should see increased gold production at lower costs with the benefit of a full year of production from New Afton.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and began commercial production ahead of schedule in July 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to the Blackwater Project where the company has commenced the federal and provincial environmental assessment process; in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

2